Verrill Dana LLP

Attorneys at Law

MARGARET C. CALLAGHAN
mcallaghan@verrilldana.com
direct dial: 207-253-4418

ONE PORTLAND SQUARE
PORTLAND, MAINE 04112-0586
207-774-4000 • FAX 207-774-7499

October 28, 2010



VIA FED EX

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Biddeford and Saco Water Company
Offering Statement on Form 1-A
File No. 024-1021

Ladies and Gentlemen:

On behalf of Biddeford and Saco Water Company (the "Company"), we submit this response to the comment letter of the staff of the Securities and Exchange Commission dated October 18, 2010, regarding the Company's revised offering statement on Form 1-A, filed September 30, 2010. Enclosed with this letter are eight copies of Amendment No. 3 to the offering statement, including three that are marked to show revisions to the Company's September 30 filing.

Set forth below are the enumerated comments in your letter, with our responses to each.

Item 1

1. We reissue comment two from our letter dated September 3, 2010. We continue to note the disclosure on page six, which indicates that you have four management employees. We also continue to note the disclosure on page 20 that Mr. Mansfield provides "assistance to the other members of the Company's management team as needed." Such disclosure is inconsistent with the disclosure in this section regarding the issuer's officers. Please reconcile the disclosure.

We have added Thomas Carr and Christopher Mansfield to Item 1 of the Form 1-A.

Item 4

2. The disclosure in Item 4(b) lists the states where the existing shareholders reside. This disclosure includes Colorado, Georgia, Missouri, North Carolina, Rhode Island, Vermont, Washington, and West Virginia. Exhibit A does not provide the exemption to be relined upon in making the offers to your existing shareholders. Please reconcile the disclosure in Item 4(b) with Exhibit A.

The Company's securities are exempt securities in each of the states listed above pursuant to a "public utility" exemption. We have revised the attached Exhibit A to indicate this with respect to each of the cited states.

3.   We partially reissue comment five from our letter dated September 3, 2010. Please disclose who will conduct the offering on your behalf. Also, please advise us whether that person will rely on rule 3a4-1 and provide the basis for such reliance in your response.

We have revised Form 1-A to indicate that Mr. Mansfield and Mr. Theriault will conduct the offering on behalf of the issuer in each jurisdiction (except for Washington and Rhode Island, where Mr. Mansfield alone will conduct the offering so as to simplify compliance with agent-of-issuer exemptions in those states). Mr. Mansfield and Mr. Theriault will act in reliance on rule 3a4-1, and consistent with the conditions set forth in paragraph (a)4(ii) of the rule.

Risk Factors, page 9

4.   Please revise first risk factor eight to address the risk associated with an inability to renew your credit line with Biddeford Savings Bank or reduce the amount of the loan due to the recent tightening of the credit markets. Also, as previously requested in comment seven from our letter dated September 3, 2010, please disclose the balance on the unsecured line of credit as of the most recent practicable date.

Please see the revised offering circular, risk factor (8), and Questions 3(b), 9(a), and 10(b).

5.   Please consider adding a risk factor addressing your reliance on key personnel and, if material, your ability to recruit replacements.

We have added a new risk factor (15) in response to your comment.

Business and Properties, page 11

6.   Please discuss in this section the various expansion, construction and maintenance projects that will need to be undertaken in the near-term future, as referenced in risk factor seven.

Please see the revised offering circular, Question 3(a).

7.   We partially reissue comment nine from our letter dated September 3, 2010. Please revise to discuss the material terms of all outstanding borrowings under your line of credit and indenture. This discussion should address amounts currently outstanding, financial covenants – including a statement regarding compliance with those covenants, due dates, and interest rates.

Please see the revised offering circular, Question 3(b).

8.   We partially reissue comment eight from our letter dated September 3, 2010. Please provide a more detailed discussion in Section 3(i) of Model A of the regulation of your business. Currently, the focus of this section is on the rates that are set through regulation; however, we note the regulations also relate to land use, water purity and use of hazardous chemicals.

Please see the revised offering circular, Question 3(i).

Use of Proceeds, page 18

9.   We partially reissue comment 16 from our letter dated September 3, 2010. Please disclose the amount outstanding under your operating line of credit and the interest rate, as of the most practicable date.

Please see the revised offering circular, Questions 3(b), 9(a), and 10(b).

10.   Please discuss the capital projects that will be funded from the use of proceeds.

Please see the revised offering circular, Question 9(a).

11.   We reissue comment 18 from our letter dated September 3, 2010. We note the statement in risk factor seven that "earnings have not been sufficient to fund necessary replacements and improvements [to your] capital plant . . ." Please add such disclosure in this section. In addition, please revise to demarcate between necessary and desired replacements and improvements, and quantify the costs associated with both.

Please see the revised offering circular, risk factor (7), and Questions 3(b), 9(a), and 48, in which we have clarified that the Company's only anticipated construction activities are in connection with its ongoing, ordinary course equipment replacement program.

12.   We note your disclosure on page 19 regarding the reconstruction of portions of Route 1 which "will require either the relocation of [your] existing water main or redesign of the project (at an expense to [you] of about $70,000) to avoid the existing main." It was unclear whether the $70,000 was the cost of relocating the existing water main or an expense associated with the redesign to avoid your main. Please revise.

We have revised the disclosure in Question 9(a) to make it clear that the additional $70,000 expense would be associated with redesigning the project.

Description of Securities, page 22

13.   Please update the information in Questions 19 and 20 to reflect the most recent financial statements.

Please see the revised offering circular, Questions 19 and 20.

Plan of Distribution, page 23

14.   We note the statement that "in the case of shares made available for sale to persons other than existing shareholders, the Company will require a minimum investment of 75 shares ($5,062.50) per subscriber." Please clarify whether the exemption from the minimum investment for existing shareholders relates only to their preemptive rights or whether it would also apply to any additional purchases by the existing shareholders.

We have revised the disclosure in Question 25 to clarify that we will not require any minimum investment from our existing shareholders who wish to purchase additional shares, whether in connection with preemptive rights or otherwise.

Management's Discussion and Analysis of Certain Relevant Factors, page 34

15.   We reissue comment 31 from our letter dated September 3, 2010. Please revise Question 49 to address your anticipated operating margin for next year.

Please see the revised offering circular, Question 49.

16.   We reissue comment 34 from out letter dated September 3, 2010. Please revise to address, in greater detail, your current and near term capital requirements and spending needs – broken out by major project/requirement. Address your current ratio for the most recent period and discuss any trends in your current ratio.

Please see the revised offering circular, Question 48.

17.   We note the disclosure in risk factor one that the company is unable to issue additional mortgage bonds until it increases capital. Please add disclosure in this section and discuss the impact such restrictions could continue to have upon the company's future, given that there is no minimum in this offering.

Please see the revised offering circular, Question 48.

Financial Statements

General

18.   Please provide a currently dated consent from your independent accountant. We note the existing amendment is over thirty days old.

An updated consent is in process, and will be filed within a few days.

Exhibits

19.   Please file your credit facility with Biddeford Savings Bank and the loan agreement with Maine Municipal Bond Bank in their entirety. Both of these agreements appear to be missing exhibits and attachments.

We have provided the commitment letters that are the only exhibit to the Biddeford Savings Bank credit facility. In the case of the Maine Municipal Bond Bank loan agreement, we have provided Exhibit I, Department of Human Health and Services Approval, Exhibit M-2, Certificate of Good Standing, and Exhibit M-3, General Certificate of the Company. For the remaining exhibits not attached to the loan agreement filed as Exhibit 6.5 to the Form 1-A, we wish to clarify that copies of those exhibit items have already been provided to you in connection with this offering as follows:

Exhibit E, Form of Bond	See Twelfth Supplemental Indenture, previously filed as Exhibit 3.1 to Form 1-A, pages 4-9.
Exhibit K, Form of the Twelfth Supplemental Indenture	See Twelfth Supplemental Indenture, previously filed as Exhibit 3.1 to Form 1-A.
Exhibit M-1, Articles of Incorporation	See Articles of Incorporation, previously filed as Exhibit 2.1 to Form 1-A.

* * *

Please do not hesitate to contact me at this office with any questions or comments you may have regarding the enclosed filing or related matters.

Respectfully submitted,

Margaret Callaghan

Margaret C. Callaghan

MCC/mdw

Enclosures:
      Exhibit A (list of jurisdictions and related blue sky rules)
      Form 1-A (eight copies, including one original)

cc: Mr. C.S. Mansfield, Jr., Biddeford and Saco Water Company
       Gregory S. Fryer, Esq., Verrill Dana, LLP

3059660_4

The following table contains a list of each state where the Company intends to make offers pursuant to preemptive rights, and a citation to the applicable registration exemption on which the Company intends to rely in each state.

State	Exemption
Alabama	Existing shareholder transaction exemption under Section 8-6-11(a)(10) of the Alabama Securities Act.
California	Exempt security per California Corporate Securities Law Sec. 25100(i)(3).
Colorado	Exempt security per Colorado Securities Act Sec. 11-51-307(1)(e).
Connecticut	Exempt security per Sec. 36b-21(a)(7)(A) of the Connecticut Securities Act.
Florida	Exempt security per Sec. 517.051(4) of the Florida Securities Act.
Georgia	Exempt security per Sec. 10-5-10(5) of the Georgia Uniform Securities Act of 2008.
Illinois	Exempt security per Sec. 5/3.E. of the Illinois Securities Act.
Louisiana	Exempt security per Sec. 51:708(7) of the Louisiana Securities Act.
Maine	Exempt security per Sec. 16201(5)(A) of the Maine Securities Act.
Maryland	Existing shareholder transaction exemption under Section 11-602(11) of the Maryland Securities Act.
Massachusetts	Exempt security per Sec. 402(a)(7)(C) of the Massachusetts Securities Act.
Missouri	Exempt security per Sec. 409.2-201(5) of the Missouri Securities Act of 2003.
Nevada	Existing shareholder transaction exemption under Section 90.530.14 of the Nevada Securities Act.
New Hampshire	Existing shareholder transaction exemption under Section 421-B:17, II(p) of the New Hampshire Securities Act.
New Jersey	Existing shareholder transaction exemption under Section 49:3-50(b)(11) of the New Jersey Securities Act.
New York	Exempt security per Sec. 359-f(1)(d) of the Martin Act.
North Carolina	Exempt security per Sec. 78A-16(7) of the North Carolina Securities Act.
Ohio	Exempt security per Sec. 1707.02(F) of the Ohio Securities Act.
Oregon	Existing shareholder transaction exemption under Section 59.035(3) of the Oregon Securities Act. The issuer will limit the offering in Oregon to pro rata subscriptions by existing shareholders.
Pennsylvania	Existing shareholder transaction exemption under Sections 203(n) and 203.141(a) of the Pennsylvania Securities Act. The issuer will limit the offering in Pennsylvania to pro rata subscriptions by existing shareholders.
Rhode Island	Exempt security per Sec. 7-11-401(5) of the Rhode Island Securities Act.
Texas	Exempt security per Art. 581-6.D of the Texas Securities Act.
Vermont	Exempt security per Sec. 5201(5) of the Vermont Uniform Securities Act.
Virginia	Exempt security per Sec. 13.1-514(7) of the Virginia Securities Act.
Washington	Exempt security per Sec. 21.20.310(7) of the Securities Act of Washington.
West Virginia	Exempt security per Sec. 32-4-402(a)(7) of the West Virginia Securities Act.
Wisconsin	Exempt security per Sec. 551.201(5)(a) of the Wisconsin Securities Act.